Valeo

RECEIVED

2008 FEB -6 A 6:04

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

[redacted]

08000583

Paris, January 23, 2008

File n° 82 – 3668
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed our latest release dated October 17, 2007 concerning our Q3-2007 Results.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

PROCESSED
FEB 11 2008
THOMSON FINANCIAL

Valeo

Communiqué de presse
Press release

07.27

Third quarter 2007 results

PARIS, France, 17 October 2007 - Following today's meeting of its Board of Directors, Valeo presented its consolidated accounts for the third quarter 2007.

in millions of euros	3rd quarter			9 months		
(unaudited)	**2007**	**2006***	**change**	**2007**	**2006***	**change**
Total operating revenues	**2,245**	2,153	+4.3%	**7,251**	7,174	+1.1%
Gross margin	**340**	322	+5.6%	**1,111**	1,112	-0.1%
% sales	***15.4%***	*15.2%*	*+0.2 pt*	***15.5%***	*15.7%*	*-0.2 pt*
Operating income	**64**	50	*+28.0%*	**231**	220	+5.0%
% total revenues	***2.9%***	*2.3%*	*+0.6pt*	***3.2%***	*3.1%*	*+0.1 pt*
Net income attributable to Company shareholders	**(40)**	7	ns	**31**	101	-69.3%
% total revenues	***-1.8%***	*0.3%*	*ns*	***0.4%***	*1.4%*	*-1.0 pt*
Basic earnings per share from core activities (in euros)	**0.16**	0.12	+33.3%	**1.13**	1.58	**-28.5%**

** As required by IFRS norms, this data has been restated, e.g. to take into account activities in the process of being sold.*

2007 third quarter Group results

In the third quarter of 2007, Valeo's total operating revenues stood at 2,245 million euros, up by 4.3% compared to the third quarter of 2006. The impact of exchange rates and changes in the consolidated reporting entity was -0.9% and +0.3% respectively. On a like-for-like basis, total operating revenues increased by 4.9%.

The gross margin for the quarter increased by 5.6% to 340 million euros. It represented 15.4% of sales, up by 0.2 points compared to the third quarter of 2006, after registering a drop of 0.3 points in the first half of the year. The net impact of the rise in raw material prices is estimated at -0.5 points.

Operating income amounted to 64 million euros, or 2.9% of total operating revenues, compared to 50 million euros and 2.3% of total revenues for the same period in 2006. This figure takes into account "other net expenses" of 9 million euros, compared to 15 million euros in 2006.

Valeo

Excluding the negative impact of extra costs related to raw materials, the margin rate was up by 0.8 point.

Net income attributable to Company shareholders was -40 million euros, including a loss of 52 million euros related to non strategic activities. Excluding these activities, net income stood at 12 million euros compared to 9 million euros in the third quarter of 2006.

At end September, excluding divested assets, the Group's net income increased by 5% compared to 2006.

Valeo's net debt on 30 September 2007 amounted to 932 million euros (not taking into account the debt of the wiring harness activity of 60 million euros) compared to 968 million euros at the beginning of the year. The debt-to-equity ratio was 53%, compared to 55% at 31 December 2006.

Highlights of the quarter

On 24 July, Valeo announced the creation of a new majority joint venture in India with N.K Minda Group for the production of alternators and starter motors. This is the Group's fourth industrial site in the Indian market.

On 27 July, the Group acquired Connaught Electronics Ltd. (CEL), an Irish producer of vehicle electronics. This acquisition reinforces Valeo's Driving Assistance Domain through the extension of its line of camera-based vision solutions for low-speed maneuvering.

On 16 October, Valeo signed an agreement with Leoni for the sale of its wiring harness activity. This divestiture will lead to a reduction in the Group net debt of around 200 million euros.

The Group's many innovations, presented at the Frankfurt Auto Show, have been experiencing significant commercial success. New contracts have been signed for the Park4U™ automatic parking system, the blind spot detection system and the StARS™ microhybrid system.

Outlook for the fourth quarter

Valeo intends to continue to progress in an environment in which global automotive production will be less sustained than in the third quarter.

Valeo is an independent industrial group dedicated to the design, production and sale of components, integrated systems and modules for cars and trucks. It is one of the world's leading automotive suppliers. The Group has 136 production sites, 68 R&D centers, 9 distribution platforms, and employs 74,800 people in 30 countries.

For further information, please contact:
Kate Philipps, Group Communications Director, Tel.: +33 1.40.55.20.65
Rémy Dumoulin, Investor Relations Director, Tel.: +33 1.40.55.29.30

END